                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________


                         Commission file number 0-10736


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    MGI PHARMA, INC. Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                MGI PHARMA, INC.
                     5775 West Old Shakopee Road, Suite 100
                           Bloomington, MN 55437-3174




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                    MGI PHARMA, INC. RETIREMENT SAVINGS PLAN

                              Financial Statements

                           December 31, 2001 and 2000

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                    MGI PHARMA, INC. RETIREMENT SAVINGS PLAN

                                Table of Contents

                                                                          Page

Independent Auditors' Report                                               1

Statements of Net Assets Available for Plan Benefits                       2

Statement of Changes in Net Assets Available for Plan Benefits             3

Notes to Financial Statements                                              4

Schedule

Schedule of Assets (Held at End of Year)                                   8

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                          Independent Auditors' Report

The Board of Trustees
MGI Pharma Inc. Retirement Savings Plan:


We have audited the accompanying statement of net assets available for Plan benefits of MGI Pharma, Inc. Retirement Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for Plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2001, and the changes in net assets available for Plan benefits for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of net assets available for Plan benefits of MGI Pharma, Inc. Retirement Savings Plan as of December 31, 2000 was not audited by us and, accordingly, we do not express an opinion on it.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


May 13, 2002

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                    MGI PHARMA, INC. RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000


                                                                     (Unaudited)
                                                           2001         2000
                                                        ----------   -----------
Assets:
     Investments at fair value (note 6)                 $7,390,707     6,628,085
                                                        ----------    ----------
Receivables:
     Employer contribution                                 581,987       316,173
                                                        ----------    ----------
                 Total receivables                         581,987       316,173
                                                        ----------    ----------
                 Total assets                           $7,972,694     6,944,258
                                                        ==========    ==========


See accompanying notes to financial statements.


                                       2

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                    MGI PHARMA, INC. RETIREMENT SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2001



Additions (deductions):
     Investment income:
        Net (depreciation) appreciation in fair value of
          investments (note 6)                                    $  (526,364)
        Interest and dividends                                         48,704
                                                                  -----------
                                                                     (477,660)
                                                                  -----------
     Contributions:
        Employer                                                      836,458
        Employee                                                      874,367
        Forfeitures                                                   (23,312)
                                                                  -----------
                                                                    1,687,513
                                                                  -----------
                 Total additions                                    1,209,853
                                                                  -----------
Deductions:
     Benefits paid to participants                                   (180,165)
     Plan administrator fees                                           (1,252)
                                                                  -----------
                 Total deductions                                    (181,417)
                                                                  -----------
                 Net increase                                       1,028,436

Net assets available for benefits:
     Beginning of year                                              6,944,258
                                                                  -----------
     End of year                                                  $ 7,972,694
                                                                  ===========


See accompanying notes to financial statements.


                                       3

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                    MGI PHARMA, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     (b)  Investments and Income Recognition

          Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Company stock is valued at its quoted market price of $15.28 and $16.50 per share at December 31, 2001 and 2000, respectively. Participant notes receivable are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income is allocated to participants' accounts based upon their pro rata share of the respective investment balance during the income period.

     (c)  Payment of Benefits

          Benefits are recorded when paid.

     (d)  Expenses

          All administrative expenses of the Plan, with the exception of loan fees, are paid by MGI Pharma, Inc. (MGI or the Company).

     (e)  Accounting Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(2)  Summary Description of the Plan

     The following description of the MGI Pharma, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. The Plan is a defined contribution retirement savings plan sponsored by MGI. The Plan conforms to Section 401(k) of the Internal Revenue Code and therefore defers income taxes on qualifying contributions and Plan earnings. The Plan benefits eligible employees by accumulating retirement assets during their working careers through employee participation in a systematic savings and investment program to which MGI also contributes. The Plan is administered by an Administrative Committee appointed for that purpose by MGI's board of directors.


                                        4                            (Continued)

                    MGI PHARMA, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


     At December 31, 2001, 157 employees were participants in the Plan. The Plan is available to every employee of MGI who completes six months of employment, is at least 21 years old, and is scheduled for at least 1,000 hours of service annually. Eligible employees may participate in the Plan through: (1) contributions of up to 12% of their compensation; (2) employer matching contributions equal to 50% of employee contributions, up to 6% of an employee's compensation; (3) employer discretionary contributions; and
     (4) employee rollover contributions. Contributions are subject to certain limitations.

     Employee contributions and related earnings are directed by the participant into available investment options and are fully vested at all times. Employer contributions are in the form of MGI common stock. Following full vesting, a participant may elect to redirect investment of employer contributions to any of the Plan's investment alternatives. Employer contributions are 20% vested after completion of two years of employment, 40% after three years, 75% after four years, and 100% after five years. Employer discretionary contributions are allocated to a participant's account based upon his/her pro rata share of total recognized compensation during the year. Forfeitures are used to reduce the amount of MGI's contributions to the Plan.

     A participant's account may mature and be distributed upon the occurrence of one of the following: (1) death, (2) retirement, (3) the attainment of 70-1/2 years of age, (4) termination of employment, (5) termination of the Plan, or (6) upon certain MGI "change in control" events. Distributions may be a lump sum of cash and MGI common stock held in a participant's account.

     (a)  Investments

          At December 31, 2001, the following investment alternatives were available to plan participants: Vanguard Primecap Fund, Vanguard World, International Growth, Janus Worldwide Fund, ABN AMRO Income Plus Fund, ABN AMRO Chicago Capital Growth Fund, ABN AMRO Veredus Aggressive Growth Fund, ABN AMRO Chicago Capital Balanced Fund, ABN AMRO Chicago Capital Bond Fund, and MGI Pharma, Inc. common stock.

     (b)  Participant Loans

          Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or one-half of their vested balances. Loan transactions are treated as transfers between the relevant investment fund and the Participant Notes fund. Loan terms generally cannot exceed five years. The loans are secured by balances in the participant's accounts and bear interest fixed at 1% above the prime rate upon initiation of the loan. Principal and interest is paid monthly or by more frequent installments.

(3)  Federal Income Taxes

     The Plan received a tax qualification letter from the Internal Revenue Service dated December 21, 1994 stating that it is a qualified plan under the Internal Revenue Code (IRC), and therefore the associated trust is exempt from federal income taxes. Following the qualification letter, the Plan administration believes operation of the Plan has been performed in a manner to maintain compliance with the applicable requirements of the IRC.


                                       5                             (Continued)

                    MGI PHARMA, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(4)  Party-in-interest Transactions

     The Plan engaged in transactions involving the acquisition or disposition of units of participation in collective investment funds of the Trustee, which is a party-in-interest with respect to the Plan. These transactions are not considered "prohibited transactions" under Section 408(b)(8) and are not prohibited by the Employee Retirement Income Security Act (ERISA).

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)  Investments

     The following investments, as of December 31, 2001 and 2000, represented 5% or more of the Plan's net assets:

                                                     Principal amount
                                                        or number             Market
                                                        of shares             value
                                                     -----------------      ----------
2001:
    Vanguard Primecap Fund                                 17,643           $  908,962
    ABN AMRO Chicago Capital Balanced Fund                 47,497              535,272
    MGI Pharma, Inc. common stock                         289,800            4,425,205

2000 (unaudited):
    Vanguard Group of Mutual Funds:
       Primecap Fund                                       15,022           $  907,017
       World, International Growth                         18,861              355,903
    Fidelity Puritan Fund                                  25,538              480,880
    MGI Pharma, Inc. common stock                         233,286            3,849,219

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                           2001
                                                        ----------
               Mutual funds                             $ (314,276)
               Common stock                               (212,088)
                                                        ----------
                                                          (526,364)
                                                        ===========

                                       6                             (Continued)

                    MGI PHARMA, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(7)  Nonparticipant-directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                        2001           2000
                                                     ----------     ---------
     MGI Pharma, Inc. common stock                   $4,425,205     3,849,219
     Contribution due from MGI Pharma, Inc.             581,987       316,173
                                                     ----------     ---------
                Net assets                           $5,007,192     4,165,392
                                                     ==========     =========


        Changes in net assets:
         Net appreciation (depreciation) in
            fair value of investments                $ (212,088)
         Contributions                                1,076,536
         Transfer from other funds                       38,095
         Forfeitures                                    (22,639)
         Distributions                                  (38,019)
         Other                                              (47)
                                                     ----------
                     Increase in
                        nonparticipant-directed
                        investments                  $  841,838
                                                     ==========

                                                                        Schedule


                    MGI PHARMA, INC. RETIREMENT SAVINGS PLAN

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                                  Fair market
           Identity of issuer                       Description                     value
------------------------------------------   ----------------------------------   -----------
   * Vanguard Group:
        Primecap Fund                        Registered Investment Fund           $  908,923
        World, International Growth          Registered Investment Fund              330,050
   * Janus Worldwide                         Registered Investment Fund              272,931
   * ABN AMRO:
        Chicago Capital Bond Fund            Registered Investment Fund              184,842
        Chicago Capital Balanced Fund        Registered Investment Fund              535,272
        Chicago Capital Growth Fund          Registered Investment Fund              331,968
        Income Plus Fund                     Registered Investment Fund              276,204
        Veredus Aggressive Growth Fund       Registered Investment Fund               70,453
   * MGI Pharma, Inc. common stock           Common Stock, par value $0.01         4,425,205

Participant loans                            Loans to participants ranging
                                                between 6.0% and 10.5%                54,859
                                                                                  ----------
                 Total                                                            $7,390,707
                                                                                  ==========


*    Represents party-in-interest

See accompanying independent auditors' report.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.


Date: June 18, 2002                    MGI PHARMA, INC. Retirement Savings Plan


                                       By /s/ Edgar F. Timberlake
                                          --------------------------------------
                                       Name: Edgar F. Timberlake
                                       Title: Plan Administrator